               [VORYS, SATER, SEYMOUR AND PEASE LLP LETTERHEAD]


SUSAN E. BROWN
DIRECT DIAL(614) 464-6323
FACSIMILE(614) 719-4642
E-MAIL - sebrown@vssp.com


                               October 16, 2000


VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Johanna V. Losert


     Re:  MindLeaders.com, Inc. (formerly known as DPEC, Inc.)
          Application for Withdrawal of Registration Statements on Form S-1 and Form 8-A
          Registration Number: 333-87273
          ---------------------------------------------------------------------

Dear Ms. Losert:

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statements on Form S-1 and Form 8-A (the "Registration Statements"). The Registration Statement on Form S-1 was originally filed with the Securities and Exchange Commission (the "Commission") on September 17, 1999 and subsequently amended on October 29, 1999 and March 20, 2000. The Registration Statement on Form 8-A was filed with the Commission on October 8, 1999.

          Pursuant to the Registration Statements, the Registrant proposed to register up to 3,100,000 of its common shares, without par value (the "Shares"), for issuance to the public with a proposed maximum offering price of $14.00 per Share. The Registrant believes that the terms currently obtainable in the public marketplace are not sufficiently attractive to warrant proceeding with the sale of the Shares at this time. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its shareholders. No securities have been sold under the Registration Statements.

Ms. Johanna V. Losert
October 16, 2000
Page 2


          Accordingly, the Registrant requests an order granting the withdrawal of both Registration Statements, as amended, including all exhibits thereto, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

          Please provide the Registrant a facsimile copy of the order consenting to the withdrawal of the Registration Statements as soon as it is available. The facsimile number of the Registrant is (614) 880-1636.

          If you have any questions regarding the foregoing application for withdrawal, please contact me at (614) 464-6323. Thank you for your time and assistance.

                                          Very truly yours,


                                          /s/ Susan E. Brown
                                          Susan E. Brown

SEB/mlg
cc:  Carol A. Clark, President, MindLeaders.com
     Thomas S. Choe, The Nasdaq-Amex Market Group